Exhibit 99.3

Kent B. Foster Chairman & Chief Executive Officer
March 28, 2005
Mr. William David Humes
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Dear Bill:
It is my pleasure to confirm your promotion to the position of Executive Vice President & Chief Financial Officer effective April 1, 2005. You will continue to be based in Santa Ana and will now report directly to me.
Effective with this promotion, your salary grade will increase from E6 to E7. Your base salary will increase from $10,576.93 bi-weekly (approximately $275,000 annualized) to $14,807.70 bi-weekly (approximately $385,000 annualized) to be paid on the company’s standard bi-weekly payroll cycle.
You will continue to be eligible to participate in the 2005 Annual Executive Incentive Award Program. Your Target Award will increase from 50% to 65% of your base salary, based on salary paid from the effective date of your promotion through December 31, 2005. Details regarding the 2005 Annual Executive Incentive Award Program will be announced shortly.
The Board of Directors has also approved granting you options to purchase 8,775 shares of Ingram Micro Class A Common Stock. These options will be granted with an exercise price equal to the closing price of Ingram Micro stock as reported on the New York Stock Exchange on April 1, 2005. These options will vest 33.3% on the first anniversary of that date, and each year thereafter through 2008. A confirmation letter and award Agreement indicating the number of options granted, option price, vesting schedule and expiration date will be sent to you within 30 days. In July 2005, you will be eligible to receive a full salary grade E7 semi-annual grant.

Mr. William David Humes
March 28, 2005

You will continue to participate in the company’s 2003-2005, 2004-2006, and 2005-2007 Long-Term Executive Cash Incentive Award Programs. Effective with your promotion, your Target Payout under the terms of these programs will increase on a prorated basis to the following amounts:
•	2003-2005 Program Cycle — $98,430

•	2004-2006 Program Cycle — $178,413

•	2005-2007 Program Cycle — $231,787
This promotion is made with the mutual understanding that your employment by Ingram Micro Inc. is on an “at-will” basis; that is, either you or the Company may dissolve the employment relationship at any time for any reason, with or without notice.
I am pleased that this promotion will enable you to continue your professional career development and are confident that you will make significant contributions to the continued growth and financial success of Ingram Micro Inc.

Warm regards,

/s/ Kent B. Foster Kent B. Foster

cc:	Tom Berry Matt Sauer Larry Boyd Personnel File